

June 7, 2011

<u>Via Facsimile</u>
W. Matt Ralls
President and Chief Executive Officer
Rowan Companies, Inc.
2800 Post Oak Boulevard, Suite 5450
Houston, Texas 77056-6189

      **Re:**    **Rowan Companies, Inc.**
              **Form 10-K for Fiscal Year Ended December 31, 2010**
              **Filed March 1, 2011**
              **Form 8-K**
              **Filed February 25, 2011**
              **Definitive Proxy Statement on Schedule 14A**
              **Filed March 14, 2011**
              **Response Letter Dated May 11, 2011**
              **File No. 001-05491**

Dear Mr. Ralls:

We have reviewed your filings and response letter dated May 11, 2011, and we have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within 10 business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for Fiscal Year Ended December 31, 2010

General

1.     We note your response to comment 1 from our letter dated April 29, 2011. In future filings, please provide a discussion of the scope and limitations of your indemnities and contractual protections similar to that provided in your response.

2.      We note your response to comment 3 from our letter dated April 29, 2011.  Please revise
        your proposed disclosure to identify the emergency spill response organization(s) with
        which you have contracted.  Please also quantify the physical resources that the
        emergency spill response organization(s) would have available to respond to a spill.
        Such disclosure should also address the ability of the emergency spill response
        organization(s) to respond to multiple spills.

3.      Furthermore, please revise your proposed disclosure to quantify the resources that you
        have reserved, or would be able to use, under your own spill response plan to mitigate the
        impact of a spill from one of your rigs until an emergency spill response organization can
        deploy its resources.

Definitive Proxy Statement on Schedule 14A

Elements of Compensation, page 20

4.      We note your response to comment 7 from our letter dated April 29, 2011.  To the extent
        that the Manufacturing Division bonus plan applies to any of your NEOs, please include
        disclosure in future filings regarding the targets in the Manufacturing Division bonus plan
        similar to that provided in your response.  Also describe how difficult or likely you
        believe it would be for such targets to be achieved.  For guidance, refer to Question
        118.04 of the Regulation S-K Compliance and Disclosure Interpretations, available on
        our website at: http://www.sec.gov/divisions/corpfin/guidance/regs-kinterp.htm.

Closing Comments

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure
in the filing to be certain that the filing includes the information the Securities Exchange Act of
1934 and all applicable Exchange Act rules require.  Since the company and its management are
in possession of all facts relating to a company's disclosure, they are responsible for the accuracy
and adequacy of the disclosures they have made.

        Please contact Parker Morrill, at (202) 551-3696, or Alexandra M. Ledbetter, at (202)
551-3317, with any questions.

                                                Sincerely,

                                                /s/ H. Roger Schwall

                                                H. Roger Schwall
                                                Assistant Director